                                                   ----------------------------
                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                     Washington, D.C.  20549         ----------------------
                                                     OMB Number: 33235-0145
                                                     Expires: October 31, 1995
                                                     Estimated average burden
                                                     hours per form.......14.90
                              SCHEDULE 13D/A
                                                   ----------------------------




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   6  )*
                                           -----


                           Seattle FilmWorks, Inc.**
-------------------------------------------------------------------------------
                               (Name of Issuer)



                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  81257210**
-------------------------------------------------------------------------------
                                (CUSIP Number)



 Gary Christophersen, 1260 16th Avenue West, Seattle, WA 98119 (206) 281-1390
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               October 1, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Formerly American Passage Marketing Corporation, CUSIP #02882810 (Name Change in February, 1989)


                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO.  81257210                                      PAGE 2 OF ___ PAGES
             --------

-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gary R. Christophersen
              SS ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [_]


------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR(e)                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
             U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER  399,626.75
                     7    This amount represents 25,311.75 shares of Common
                          Stock subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
     NUMBER OF            within 60 days of October 1, 1998 and 374,315
      SHARES              shares of Common Stock held solely in Mr.
                          Christophersen's name.
                   -----------------------------------------------------------
                          SHARED VOTING POWER  467,088.3
   BENEFICIALLY      8    Mr. Christophersen holds these shares in joint
                          tenancy with his wife.
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER  399,626.75
                     9    This amount represents shares of Common Stock
    REPORTING             subject to purchase by Mr. Christophersen under
                          options currently exercisable and exercisable
                          within 60 days of October 1, 1998 and 374,315
                          shares of Common Stock held solely in Mr.
                          Christophersen's name.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  467,088.3
       WITH          10   Mr. Christophersen holds these shares in joint
                          tenancy with his wife.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   866,715
 11 (includes 25,311.75 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of October 1, 1998)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14     IN

===============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------

Note: Share amounts given in this report are adjusted, where appropriate, to reflect the 2-for-1 stock split of the Issuer's Common Stock, effective March 16, 1994, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1995, the 3-for-2 stock split of the Issuer's Common Stock, effective March 15, 1996 and the 3-for-2 stock split of the Issuer's Common Stock, effective March 17, 1997.

                                 AMENDMENT #6
                                 ------------

     This Amendment #6, to the Schedule 13D effective as of September 22, 1989, shows that Gary Christophersen's beneficial ownership of common stock (the "Common Stock") of Seattle FilmWorks, Inc. (the "Issuer") has decreased from 6.3% at February 29, 1996 to 5.2% as of October 1, 1998. The change in Mr. Christophersen's beneficial ownership is due to several unrelated transactions, no one of which involved an increase or decrease of more than 1% of the Common Stock, including (i) the vesting of options to purchase 25,312.5 shares of Common Stock (occurring on March 24, 1996), (ii) the sale by Mr. Christophersen of 18,750 shares on the open market (occurring on December 6, 1996), (iii) the sale by Mr. Christophersen of 4,500 shares on the open market (occurring on December 9, 1996), (iv) the sale by Mr. Christophersen of 2,250 shares on the open market (occurring on December 10, 1996), (v) the sale by Mr. Christophersen of 12,000 shares on the open market (occurring on December 12, 1996), (vi) the gift by Mr. Christophersen of 17,370 shares (occurring on December 17, 1996),
(vii) the vesting of options to purchase 8,437.5 shares of Common Stock (occurring on March 6, 1997), (viii) the sale by Mr. Christophersen of 5,250 shares on the open market (occurring on March 10, 1997), (ix) the sale by Mr. Christophersen of 9,750 shares on the open market (occurring on March 14, 1997),(x) the vesting of options to purchase 25,313 shares of Common Stock (occurring on March 24, 1997),(xi) the sale by Mr. Christophersen of 25,000 shares on the open market (occurring on May 22, 1997), (xii) the sale by Mr. Christophersen of 25,000 shares (occurring on May 23, 1997), (xiii) the exercise by Mr. Christophersen of an option to purchase 25,000 shares (occurring on May 30, 1997), (xiv) the exercise by Mr. Christophersen of an option to purchase 25,625 shares (occurring on June 4, 1997), (xv) the exercise by Mr. Christophersen of an option to purchase 50,000 shares (occurring on September 15, 1997), (xvi) the exercise by Mr. Christophersen of an option to purchase 50,000 shares (occurring on October 7, 1997), (xvii) the exercise by Mr. Christophersen of an option to purchase 100,000 shares and the withholding by or surrender to the Issuer of 42,303 shares in connection with such exercise, (xix) the vesting of options to purchase 16,875 shares of Common Stock (occurring on March 6, 1998), (xx) the sale by Mr. Christophersen of 5,000 shares on the open market (occurring on April 27, 1998), (xxi) the sale by Mr. Christophersen of

30,000 shares on the open market (occurring on April 28, 1998, (xxii) the sale by Mr. Christophersen of 15,000 shares on the open market (occurring on April 29, 1998), (xxiii) the sale by Mr. Christophersen of 15,000 shares (occurring on April 30, 1998), (xiv) the sale by Mr. Christophersen of 2,000 shares on the open market (occurring on May 19, 1998), (xxv) the sale by Mr. Christophersen of 2,000 shares (occurring on May 20, 1998), (xxvi) the exercise by Mr. Christophersen of an option to purchase 60,000 shares (occurring on June 10, 1998) and (xxvii) the exercise by Mr. Christophersen of an option to purchase 47,808 shares (occurring on August 21, 1998).

Item 1.   Security and Issuer.

     No change.

Item 2.   Identity and Background.

     No change.

Item 3.   Source and Amount of Funds or Other Consideration.

        On December 6, 1996, Mr. Christophersen sold 18,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On December 9, 1996, Mr. Christophersen sold 4,500 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On December 10, 1996, Mr. Christophersen sold 2,250 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On December 12, 1996, Mr. Christophersen sold 12,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On December 17, 1996, Mr. Christophersen gifted 17,370 shares. Mr. Christophersen received no funds as a result of such gift.

        On March 10, 1997, Mr. Christophersen sold 5,250 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On March 14, 1997, Mr. Christophersen sold 9,750 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On May 22, 1997, Mr. Christophersen sold 25,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On May 23, 1997, Mr. Christophersen sold 25,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On May 30, 1997, Mr. Christophersen exercised an option to purchase 25,000 shares. Mr. Christophersen used his personal funds to pay for such shares.

        On June 4, 1997, Mr. Christophersen exercised an option to purchase 25,625 shares. Mr. Christophersen used his personal funds to pay for such shares.

        On September 15, 1997, Mr. Christophersen exercised an option to purchase 50,000 shares. Mr. Christophersen used his personal funds to pay for such shares.

        On October 7, 1997, Mr. Christophersen exercised an option to purchase 50,000 shares. Mr. Christophersen used his personal funds to pay for such shares.

        On November 25, 1997, Mr. Christophersen exercised an option to purchase 100,000 shares. Pursuant to the terms of the option, the Issuer withheld 42,303 shares issuable to Mr. Christophersen pursuant to this option to pay the exercise price of the option and Mr. Christophersen's federal income tax obligations with respect to the exercise.

        On April 27, 1998, Mr. Christophersen sold 5,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On April 28, 1998, Mr. Christophersen sold 30,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On April 29, 1998, Mr. Christophersen sold 15,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On April 30, 1998, Mr. Christophersen sold 15,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On May 19, 1998, Mr. Christophersen sold 2,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On May 20, 1998, Mr. Christophersen sold 2,000 shares on the open market. The funds received by Mr. Christophersen became his personal funds.

        On June 10, 1998, Mr. Christophersen exercised an option to purchase 60,000 shares. Mr. Christophersen used his personal funds to pay for such shares.

        On August 21, 1998, Mr. Christophersen exercised an option to purchase 47,808 shares. Mr. Christophersen used his personal funds to pay for such shares.

        In consideration of Mr. Christophersen's continuing service to the Issuer, the Issuer periodically grants to him options to purchase Common Stock. As of October 1, 1998, Mr. Christophersen held options to purchase 25,311.75 shares of Common Stock that were currently exercisable or exercisable within 60 days. Should Mr. Christophersen choose to exercise all or part of these options, he anticipates that he would use his personal funds.

Item 4.   Purpose of Transaction.

     No change.

Item 5.   Interest in securities of the Issuer.

     (a) As of October 1, 1998, Gary Christophersen beneficially owned 5.2% (866,715 shares) of the outstanding stock of the Issuer, which includes 25,311.75 shares of Common Stock subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of October 1, 1998.

     (b) Mr. Christophersen has shared voting and investment power with respect to 467,088.3 shares of Common Stock (Mr. Christophersen holds these shares in joint tenancy with his wife), and sole voting and investment power with respect to 399,626.75 shares of Common Stock, 25,311.75 shares of which are subject to purchase by Mr. Christophersen under options currently exercisable and exercisable within 60 days of October 1, 1998. Should Mr. Christophersen exercise his options to purchase Common Stock when all of his options become exercisable within 60 days of October 1, 1998, he will have sole voting and investment power with respect to 424,938.5 shares of Common Stock.

     (c) On August 21, 1998, Mr. Christophersen exercised options to purchase 47,808 shares of Common Stock at an exercise price of $5.125 per share. Mr. Christophersen used his personal funds to pay for such shares.

     (d)  No change.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        On March 6, 1996, the Issuer granted to Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8,437.5 shares) of which become vested on each anniversary of the date of grant beginning March 6, 1997. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of March 6, 1996, setting forth the terms of such option.

        On March 5, 1997, the Issuer granted to Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8,437.5 shares) of which become vested on each anniversary of the date of grant beginning March 5, 1998. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of March 5, 1997, setting forth the terms of such option.

        On March 4, 1998, the Issuer granted to Mr. Christophersen an option to purchase 33,750 shares of Common Stock, 25% (8,437.5 shares) of which become vested on each anniversary of the date of grant beginning March 4, 1999. The Issuer and Mr. Christophersen entered into an Option Agreement, dated as of March 4, 1998, setting forth the terms of such option.

     Mr. Christophersen has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the laws of descent and distribution.

Item 7.   Material to be Filed as Exhibits.

        Exhibit 99.A -  Stock Option Agreement, dated as of March 6, 1996, by and between the Issuer and Mr. Christophersen.

        Exhibit 99.B -  Stock Option Agreement, dated as of March 5, 1997, by and between the Issuer and Mr. Christophersen.

        Exhibit 99.C -  Stock Option Agreement, dated as of March 4, 1998, by and between the Issuer and Mr. Christophersen.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 1998
_________________________________
Date

                                        /s/ Gary R. Christophersen
                                        ____________________________________
                                        Signature


                                        Gary R. Christophersen
                                        ------------------------------------